FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

2 November 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                    Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                    No |X|

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 2 November 2004	By: Steven John Webb
Steven John Webb
Group Company Secretary and
General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	PREMIER FARNELL PLC		THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES, INCLUDING CAPITAL INTERNATIONAL INC., CAPITAL INTERNATIONAL S.A, CAPITAL GUARDIAN TRUST COMPANY AND CAPITAL INTERNATIONAL LIMITED

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE SHAREHOLDERS NAMED IN 2 ABOVE.		STATE STREET NOMINEES LIMITED	327,800
			NORTHERN TRUST	72,000
			CHASE NOMINEES LIMITED	4,141,730
			MIDLAND BAMK PLC	289,350
			NORTRUST NOMINEES	1,693,400
			MELLON NOMINEES (UK) LIMITED	54,600
			BANK OF NEW YORK NOMINEES LIMITED	2,045,600
			BANKERS TRUST	165,200
			CITIBANK LONDON	80,300
			MORGAN GUARANTY	154,200
			STATE STREET BANK & TRUST CO.	224,100
			DEUTSCHE BANK AG	534,700
			HSBC BANK PLC	499,500
			MELLON BANK N.A	23,600
			BANK ONE LONDON	77,500
			ROYAL BANK OF SCOTLAND	48,000
			NORTHERN TRUST	563,600

5.	Number of shares/ amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/ amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED		NOT DISCLOSED

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY SHARES OF 5P EACH		NOT DISCLOSED		2 NOVEMBER 2004

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	10,995,180		3.03%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

	STEVEN WEBB COMPANY SECRETARY

Date of notification: 2 NOVEMBER 2004